SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

APPOINTMENT OF NEW HEAD OF INVESTOR RELATIONS

Lisbon, Portugal, January 29, 2004 – Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; Euronext: PTCO.IN) today announces the appointment of Nuno Prego as the new Investor Relations Director of PT Group, following the appointment of Vitor Sequeira as executive board member of Previsão, PT’s pension fund management company.

Before joining PT Group, Nuno Prego was Head of Equity Research and telecoms analyst at BCP Investimento. Previously, he worked as portfolio manager in BPI’s asset management unit, having started his career as telecoms and utilities analyst in the brokerage division of Banco Finantia. Nuno Prego holds a degree in economics from Universidade Nova de Lisboa and is a CFA charterholder. Recently, Nuno Prego was distinguished as “best financial analyst of the year” in the Investor Relations Awards 2003 promoted by Deloitte / Semanário Económico in Portugal.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:	Zeinal Bava, PT Group Chief Financial Officer zeinal.bava@telecom.pt Portugal Telecom Tel.: +351.215001701 Fax: +351.213556623

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.